

Luis Fernando Gómez de la Maza · 3rd

ViiT Health

Desarrollo de Negocio

Cuauhtémoc, Mexico City, Mexico · Contact info

91 connections

Message More

About

Entrepreneur and Social Activist. CEO at ViiT Health; computer vision company for health improvement. Co-founder and former Director of Bauns; digital ecosystem for the future of work. Co-founder of Deq; venture builder for social entrepreneurship. Active collaborator at the National Center for Support in Epidemic Emergencies and Natural Disasters in Mexico (CENACED - CBi partner for Mexico) and Fideicomiso Fu ...see more

Activity

95 followers

Luis Fernando Gómez de la Maza commented on a post · 3w

Thanks!



75 7 comments

Show all activity →

Experience



Director general
ViiT Health · Full-time
May 2021 - Present · 1 yr 3 mos
Nuevo México, Estados Unidos



Bauns
3 yrs 1 mo
Ciudad de México, México

- **Presidente del Consejo**
  Self-employed
  May 2021 - Present · 1 yr 3 mos

- **Director General**
  Full-time
  Jul 2019 - May 2021 · 1 yr 11 mos



Cofundador
Bildout · Self-employed
Jun 2020 - Present · 2 yrs 2 mos
Ciudad de Mexico

Desarrollo de negocio para Bildout Group, empresa dedicada a la expansión comercial en México y Latinoamérica para empresas de tecnología internacionales.

deq

Director General
Deq Innovation · Full-time
Mar 2016 - Jun 2019 · 3 yrs 4 mos
Ciudad de México, México

Interests

Companies



Bauns
267 followers



ViiT Health
61 followers

Show all 3 companies →